Exhibit 11

CT COMMUNICATIONS, INC.
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except share and per share data)

	Three months ended March 31,

	2003	2002

Computation of share totals used in computing earnings per share:

Weighted average number of shares outstanding	18,716,176	18,759,318

Basic average shares outstanding (a)	18,716,176	18,759,318

Incremental shares arising from outstanding stock options	10,219	53,224

Totals (b)	18,726,395	18,812,542

Earnings for common stock (c)	$2,476	$2,732

Earnings per share basic (c)/(a)	$0.13	$0.15

Earnings per share assuming full dilution (c)/(b)	$0.13	$0.15